U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

0-28579

SEC FILE NUMBER
NOTIFICATION OF LATE FILING
☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q and Form 10-QSB ☐ Form N-SAR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information
Full Name of Registrant: Berliner Communications, Inc.
Former Name if Applicable: Novo Networks, Inc.; eVentures Group, Inc; Adina, Inc.
Address of Principal Executive Office: 20 Bushes Lane, Elmwood Park, New Jersey 07407
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     ☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     ☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.
Part III — Narrative
We were unable to file the quarterly report on Form 10-Q for the quarter ended December 31, 2005, within the prescribed time period because all information required to be included in the Form 10-Q is not currently available and the Form 10-Q is still being reviewed. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.
Part IV — Other Information
     (1) Name and telephone number of person to contact in regard to this notification
Patrick G. Mackey, Senior Vice President and Chief Financial Officer, (214) 777-4100.
     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
     (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Attachment IV

     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.
Date: February 14, 2006

Berliner Communications, Inc.
By:	/s/ Patrick G. Mackey
Patrick G. Mackey, Senior Vice President
and Chief Financial Officer

Attachment IV
On February 18, 2005, Berliner Communications, Inc. (formally known as Novo Networks, Inc.) entered into an asset purchase agreement with the former Berliner Communications, Inc. (“ Old Berliner”) and BCI Communications, Inc., a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired the operations and substantially all of the assets and liabilities of Old Berliner. Since the transaction was settled through the issuance of a controlling interest in Berliner common stock, Old Berliner is deemed to be the acquirer for accounting purposes. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
On September 16, 2005, we completed a recapitalization that included the conversion of its preferred equity into common equity and the recording of a deemed dividend of approximately $19.9 million and a one share for each 300 shares reverse stock split.
We anticipate a net income of $448,400, or $0.03 per share in the three months ended December 31, 2005 on revenues of $11.1 million, as compared to net loss of $321,100, or $4.76 per share, on revenues of $4.0 million for the same period in 2004.
We anticipate a net income of $709,900, or $0.07 per share before the effect of the deemed dividend discussed above, in the six months ended December 31, 2005 on revenues of $19.8 million, as compared to net loss of $351,000, or $5.21 per share, on revenues of $7.8 million for the same period in 2004. After recording the deemed dividend of $19.9 million on the conversion of our Series B and Series D Convertible Preferred Stock, the net loss allocable to common shareholders was $19.2 million or $1.89 per share for the six months ended December 31, 2005.

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